UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ZOOM TELEPHONICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-37649	04-2621506
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

848 Elm Street, Manchester, NH	03101
(Address of principal executive offices)	(Zip Code)

John Lauten, (833) 966-4646
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒
Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Zoom Telephonics, Inc. Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: https://ir.minim.com/.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit Number	Exhibit Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ZOOM TELEPHONICS, INC.

Date: May 24, 2021	By:	/s/ John Lauten
Name: John Lauten
Title: Chief Operating Officer